WESTJET

[redacted]

07026872

September 7, 2007

SUZANNE C. CARRIERE
Direct Dial: (403) 539-7450
Fax: (403) 539-7453
Email: scarriere@westjet.com

VIA MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Dear Sirs/Mesdames:

Re: WestJet Airlines Ltd. Submission Pursuant to Rule 12g3-2(b) File No. 82-34992

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of WestJet Airlines Ltd.'s (the "Company"):

1. News Release dated August 23, 2007: WestJet States it has no holdings of asset-backed commercial paper products;

2. New Release dated September 6, 2007: WestJet reports highest load factor in 11-year history.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Suzanne Carrière
Enclosures

WESTJET

FOR IMMEDIATE RELEASE

WestJet States It Has No Holdings of Asset-Backed Commercial Paper Products

CALGARY, Alberta. August 22, 2007. In light of concerns regarding the disruption of asset-backed commercial paper (ABCP) products and in response to questions posed by the investment community, WestJet is providing the following insight on the status of its short-term investments.

WestJet's position in short-term money market investments as of August 22, 2007 was in excess of $500 million, entirely held in interest-bearing bank investments. WestJet has no exposure to the asset-backed commercial products that have been an area of concern for the investment community in recent weeks.

About WestJet
WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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WestJet Media Relations: Telephone (403) 444-2615

NO. 82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet reports highest load factor in 11-year history

August load factor of 88 per cent on capacity increase of 15 per cent

CALGARY, Alberta. September 6, 2007. WestJet today announced an all-time high with its August load factor of 88.0 per cent, up 3.5 percentage points from August 2006. Capacity increased 15 per cent in the month to 1,294 million ASMs (available seat miles). RPMs (revenue passenger miles) grew to 1,139 million, an increase of 20 per cent versus August last year.

"WestJet is delivering these results through our continued schedule improvements and the exceptional guest experience provided by our WestJetters," commented WestJet President and CEO Sean Durfy. "We anticipate this positive trend to continue as we take delivery of two more aircraft before the end of the year, bringing our fleet size to 70."

"I would like to commend the spirit and dedication of our WestJetters during the busy summer months; they are responsible for our results as well as our great reputation. I am proud of their continued commitment to our guest satisfaction and, in turn, our shareholder value."

August 2007 Traffic Results

	August 2007	August 2006	Per cent change
Load Factor	88.0%	84.5%	3.5 pts.
Available Seat Miles (ASM)	1,294.2 million	1,126.9 million	15%
Revenue Passenger Miles (RPM)	1,138.7 million	951.7 million	20%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	82.2%	79.7%	2.5 pts.
Available Seat Miles (ASM)	9,502.1 million	8,123.4 million	17%
Revenue Passenger Miles (RPM)	7,808.0 million	6,472.2 million	21%

Sean Durfy continued, "Our RASM (revenue per available seat mile) improved significantly year over year in August. Combined with the highest load factor in WestJet's 11-year history and strong July RASM, we anticipate a very healthy third quarter."

This disclosure may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

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Media Contacts:
Gillian Bentley, Media Relations, Telephone: (403) 444-2615

END